June 28, 2006

Securities and Exchange Commission

450 Fifth Street, N.W.

Judiciary Plaza

Washington, D.C. 20549

Re:	Sand Hill IT Security Acquisition Corp.
Item 4.02 Form 8-K
Filed June 21, 2006
File No. 000-50813

Ladies and Gentlemen:

In connection with the filing of the Amended Form 8-K/A of Sand Hill IT Security Acquisition Corp., a Delaware corporation (the “Company”), the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If any members of the staff have any questions concerning the Amended Form 8-K/A or desire further information or clarification in connection therewith, he or she should contact myself, at (650) 926-7022, or counsel for the Company, Gregory J. Schmitt, at (214) 855-4305.

Very truly yours,

SAND HILL IT SECURITY ACQUISITION CORP.

By:	/s/ Humphrey P. Polanen
Humphrey P. Polanen,
Chief Executive Officer